SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE MANHATTAN WEST NEW YORK, NY 10001 ————— TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 12, 2024

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Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Ibolya Ignat

Kevin Kuhar

Tyler Howes

Alan Campbell

Re:	Endo, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted June 14, 2024

CIK No. 0002008861

On behalf of our client Endo, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2024 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 14, 2024 .

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), a Registration Statement on Form S-1 (the “Registration Statement”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Securities and Exchange Commission

July 12, 2024

Management

Our Executive Officers and Board of Directors, page 142

1.

For each director listed in this section, please describe the qualifications, attributes or skills that led to the conclusion that they should serve as a director. Refer to Item 401 of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 144 and 145 of the Registration Statement.

Sale Price History of our Common Stock, page 179

2.

We note your response to prior comment 25 and revised disclosure. Please further revise to briefly describe how the reference price for the opening public trading price of your shares of common stock on the NYSE would be determined.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 180 of the Registration Statement. The Company’s common stock is currently quoted and trades on the OTCQX® Best Market, where it has been trading since June 28, 2024. The opening public trading price of the Company’s common stock upon approval for listing on the NYSE will be determined by a designated market maker, utilizing a reference price (which is expected to be the OTCQX® Best Market closing price on the day prior to listing on the NYSE) and buy and sell orders collected by the NYSE from broker-dealers.

3.

We note your response to prior comment 26 including your statement acknowledging your undertaking pursuant to Item 512(a)(1)(iii) of Regulation S-K to file a post-effective amendment to this registration statement upon a material change in the plan of distribution. Please also confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.

The Company respectfully acknowledges the Staff’s comment and confirms the Company’s understanding that the retention by a selling stockholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment.

*****

Securities and Exchange Commission

July 12, 2024

Please contact me at (212) 735-3259 or Michael.Zeidel@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Michael J. Zeidel

cc:	Matthew J. Maletta, Executive Vice President and Chief Legal Officer, Endo, Inc.

Eric Scarazzo, Gibson, Dunn & Crutcher LLP

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